UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cerulean Pharma, Inc.

File No. 333-194442 - CF#30623

_____

       Cerulean Pharma, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 10, 2014.

       Based on representations by Cerulean Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through January 30, 2017
Exhibit 10.8	through January 30, 2017
Exhibit 10.9	through January 30, 2017
Exhibit 10.10	through January 30, 2017
Exhibit 10.11	through January 30, 2017
Exhibit 10.12	through January 30, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary